Colonnade Acquisition Corp.

1400 Centrepark Blvd, Ste 810

West Palm Beach, FL 33401

February 11, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Colonnade Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed February 10, 2021

File No. 333-251611

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Colonnade Acquisition Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 2:00 p.m., prevailing Eastern Time, on February 12, 2021, or as soon as practicable thereafter.

Please contact Joel Rubinstein (joel.rubinstein@whitecase.com / telephone: (212) 819-7642) or Daniel Nussen (daniel.nussen@whitecase.com / telephone: (213) 620-7796) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Remy W. Trafelet
Name:	Remy W. Trafelet
Title:	Chief Executive Officer and Director

cc: Joel Rubinstein, White & Case LLP